FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS  FOR THE YEAR ENDED DECEMBER 31, 2006 (TO BE READ WITH THE ANNUAL FINANACIAL STATEMENTS FILED UNDER FORM 20F SEC SUBMISSION #07917201)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: June 18, 2007

BY:

Chris Robbins

It’s       Vice President

(Title)

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ANGLO SWISS RESOURCES INC.

SUITE 309 - 837 WEST HASTINGS STREET

VANCOUVER, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

June 18, 2007

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

FORM 51-102F1

ANGLO SWISS RESOURCES INC.

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS

(TO BE READ WITH THE ANNUAL FINANACIAL STATEMENTS FILED UNDER FORM 20F SEC SUBMISSION #07917201)

DATED May 9, 2007

Forward-Looking Information

This annual management discussion and analysis (“Annual MD&A”) contains forward-looking statements and information relating to Anglo Swiss Resources Inc. (“Anglo Swiss” or the “Company”) that are based on the beliefs of its management as well as assumptions made by and information currently available to Anglo Swiss.  When used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.

This Annual MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of Anglo Swiss’ exploration properties.  Many factors could cause the actual results, performance or achievements of Anglo Swiss to be materially different from any future results, performance or achievements whether expressed or implied by such forward-looking statements.  Important factors are identified in this Annual MD&A.

Overall Performance

Anglo Swiss is a mineral exploration company listed on the TSX Venture Exchange as a Tier 2 company.  The Company is also inter-listed in the United States on the OTC Bulletin Board and effective February of 2004 quoted on the Berlin Exchange in Germany. The Company has at the date of this report, four properties in the Northwest Territories of Canada and three properties in British Columbia, Canada. Please refer to Subsequent events to the year end.

Northwest Territories (“NWT”) Properties

Fry Inlet Diamond Property the Company acquired the property consisting of 42 contiguous mineral claims, located immediately to the west of Fry Inlet Lake and directly 25 km east of the Ranch lake kimberlite and 25 km north of the BHP Billiton Diamonds Inc. Ekati Mine property.  The claims were acquired in two separate transactions in June of 2005; the New Shoshoni option/joint venture for up to 60% (58,284 acres) and the PQ claims for a 100% (33,572 acres) interest totalling over 91,856 acres.

The Company received a report on the interpretation of the 2006 Fugro airborne survey data titled "Report on the Geophysical Data on the Fry Inlet Project, Lac de Gras, NWT, Canada, by Jeremy S. Brett, MSc, PGeo, MPH Consulting Ltd." The full report is available on the company's website.

The MPH findings have far exceeded management's expectations as over 220 anomalies have been identified on the eastern portion of the Fry Inlet property with 73 of the anomalies generated categorized as high priority by MPH. A total of 1,695 line kilometres were flown in 2006 by Fugro with approximately 100-metre line spacing east to west. Single-sensor magnetic and five-sensor electromagnetic data were collected. The report states the airborne geophysical data are of excellent quality.

MPH has identified 39 magnetic anomalies conforming to an idealized Lac de Gras-style intrusive diatreme (16 ranked as A and 23 as B plus). There were another 34 electromagnetic anomalies (10 ranked as A and 24 as B plus) again conforming to an idealized diatreme model -- prime contexts for the possibility of diamond-bearing kimberlites.

Anglo Swiss Resources has initially selected a cluster of seven targets including the significantly diamondiferous LI-201 kimberlite for drilling this year. This pipe produced 14 macrodiamonds and 46 microdiamonds from a previous drill program in the 1990s. Kennecott tested 281 kilograms of rock and found just 60 diamonds, but that could be misleading. Kennecott limits its diamond recoveries to stones larger than a 0.15-millimetre cut-off, a significantly larger limit than most other labs employ. As well, 14 of the stones measured longer than 0.5 millimetre in one dimension, and one was large enough to sit on a one-millimetre sieve. That sparks hope that the body could contain larger stones.

The company plans to have Fugro survey the western portion of the Fry Inlet property, approximately 2,398 line kilometres, as there also appears to be a cluster-like assemblage of five targets to the northwest with seven indicator mineral trains apparent. The trains appear to be dominated by eclogitic garnet and picroilmenite grains

The Falcon Bay Diamond Property consists of a 100% interest in claims covering approximately 52,459 acres in the diamond producing area of Lac de Gras, NWT approximately 25 kilometers south of the Diavik Diamond property and is proximal to the DO-27 Kimberlite currently the focus of a detailed exploration program by Peregrine Diamonds et al.; and

Fishing Lake Diamond Property, located some 110 kilometers north of Yellowknife, NWT, toward the western margin of the Slave Craton.  The Fishing Lake property covers a 100% interest in 8,467 acres and covers a region containing the probable source area for kimberlite indicator mineral trains (KIM’s) identified during the first stage of exploration for diamonds on the Slave Craton.

2007 Exploration

These two properties will also be surveyed by airborne geophysics during the 2007 season. Single-sensor Magnetic and five-sensor Electromagnetic data will be collected similar to the 2006 airborne performed by Fugro Airborne Surveys. MPH Consulting Ltd. will analyze the flight data and report their findings. Ground geophysics and sampling will follow the airborne program to confirm potential diatreme models – prime contexts for the possibility of diamond bearing kimberlites.

NWT Property Acquisition

On January 19th 2006, the company acquired a 100% interest in four strategically located mineral claims covering approximately 4,180 hectares within the Lac de Gras area in the Northwest Territories. The company paid a total of $12,500 and issued 1,000,000 common shares valued at $125,000. The property is subject to a 2% Gross Overriding Royalty (“GORR”) due to the vendors based on the average appraised value of all gem and industrial diamonds recovered and graded from the property in that calendar quarter.  The company has agreed to pay the vendors a kimberlite bonus payment of 200,000 shares on the discovery of each successive kimberlite body to a cumulative total of 2,000,000 shares.

Exploration in 2007 will include detailed ground magnetic, ground frequency-domain electromagnetic (HLEM) and gravity grids.  Ground penetrating radar data should also be considered to discriminate targets that are overlain by water.  These data could possibly be used to discriminate the presence of porous kimberlitic material or structural features beneath lake-bottom clays and will include airborne geophysics and surface exploration similar to the Fry Inlet property.

British Columbia Properties

The Kenville Property continues to be the major asset of the Company, with 385.82 hectares of staked mineral claims and 180.88 hectares of Crown granted mineral claims plus three - fee simple district lots. Due to the recent and continued increase in the global metals commodities market, the Company is of the opinion that the value of the property, plant and equipment has most likely increased.

This property is very advanced; from the underground infrastructure to the surface facilities, mill building, assay laboratory, maintenance and repair shop and the mine manager’s residence.  The equipment on site is extensive with most of the required ancillary equipment necessary to operate underground mining such as ore cars, coarse ore bins, jaw and cone crushers and the milling circuit.

This property is subject to an Option Joint Venture Agreement (“OJVA”) that lapsed on August 29, 2006, if the Optionee to the OJVA does not meet the required exploration expenditures of $700,000 by that date. During 2006, the Company was advised by the Optionees that they believe they completed the required expenditures of $700,000 as required under the option agreement.

Anglo Swiss Resources Inc. has filed a statement of defense in response to a lawsuit commenced in the Supreme Court of British Columbia file no. S068401 dated December 28, 2006 by Tracer Enterprises Ltd., Babylon Enterprises Ltd., Foaming Holdings Ltd. and Glacial Holdings Inc., collectively the “Optionees” with respect to the Option Joint Venture Agreement (“OJVA) on the Kenville Mine property.

In its statement of defense, Anglo Swiss denies the allegations contained in the Optionees' statement of claim. In particular, Anglo Swiss says that the claim is without merit as it has been brought before the audit has determined whether the Optionees are entitled to exercise their option. A claim to have a joint venture declared at this stage would be an attempt to avoid the audit procedure that Anglo Swiss and the Optionees agreed to when they entered the OJVA. Further, Anglo Swiss has denied the Optionees' allegations of breach of contract or breach of duty of good faith as being without basis.

The Company has commenced an independent audit of the joint venture expenditures in accordance with the option agreement and has been unable to ascertain that the $700,000 in expenditures has been made. Anglo Swiss has retained Farris, Vaughan, Wills & Murphy LLP as counsel in this matter.

Blu Starr Property:  the Company acquired the Blu Starr Gemstone Property in 1995 with 15,000 acres of Staked Mineral Claims (90%) and 1,853 acres of Placer Mineral Claims (100%). The property hosts in-situ discoveries of gem-grade sapphire, garnet, iolite, aquamarine plus varieties of semi-precious gemstones. A large flake graphite zone discovered with high fixed carbon grades is also present on this property.

The staked mineral claims are in good standing for various terms from August 2007 through 2011 from the work undertaken during a three year option period by a previous optionee (for a 10% interest), ended April 2003.  The Company owns 100% of the placer claims which require work annually to retain the rights. The Company is discussing the upcoming work requirements for the placer claims and will hold the placer claims for at least one more year as a joint venture partner is being sourced for the Blu Starr property in its entirety.

McAllister Property: The Company staked a number of mineral tenures for a total of 31,000 hectares in 2004 and 2005 for diamond exploration in south-eastern British Columbia. In lieu of the Company’s decision to focus on the Lac de Gras region for diamond exploration the Company has retained only 1,959 hectares with 10 mineral cells of the McAllister property, identified as the host of a potential diamondiferous lamproite. The Company will re-assess the merits of this property within the current exploration year.

The Company closed a non-brokered flow through private placement and raised $85,000 on December 29, 2006.  The funds will be used for exploration expenditures with the expenditures renounced to the participants of the placement under ITA of Canada. While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future.  Accordingly, there is some doubt about the ability of the company to continue as a going concern.

The Company properties are carried as follows:	Acquisition costs $	Exploration expenditures $	Total $

Kenville (a)
Balance - December 31, 2004	1,415,736	3,891	1,419,627
Option payment received	(35,000)	-	(35,000)
Expenditures	-	55,394	55,394

Balance - December 31, 2005	1,380,736	59,285	1,440,021
Acquisition cost recoveries	(3,260)	-	(3,260)
Expenditures	-	1,081	1,081

Balance - December 31, 2006	1,377,476	60,366	1,437,842

Blu Starr (b)
Balance - December 31, 2004	812,306	516,561	1,328,867
Expenditures	-	27,622	27,622

Balance - December 31, 2005	812,306	544,183	1,356,489
Expenditures	-	11,283	11,283

Balance - December 31, 2006	812,306	555,466	1,367,772

McAllister (c)
Balance - December 31, 2004	-	12,826	12,826
Acquisition costs	12,250	-	12,250
Expenditures	-	15,657	15,657
Write-down	(12,250)	(25,909)	(38,159)

Balance - December 31, 2005	-	2,574	2,574
Expenditures	-	5,393	5,393

Balance - December 31, 2006	-	7,967	7,967

Till Claims (d)
Balance - December 31, 2004	-	-	-
Acquisition costs	114,500	-	114,500

Balance - December 31, 2005	114,500	-	114,500
Acquisition costs	-	-	-

Balance - December 31, 2006	114,500	-	114,500

New Shoshoni Claims (e)
Balance - December 31, 2004	-	-	-
Acquisition costs	69,000	-	69,000
Expenditures	-	35,419	35,419

Balance - December 31, 2005	69,000	35,419	104,419
Acquisition costs	30,000	-	30,000
Expenditures	-	251,793	251,793

Balance - December 31, 2006	99,000	287,212	386,212

The Company properties are carried as follows:	Acquisition costs $	Exploration expenditures $	Total $

PQ Claims (f)
Balance - December 31, 2004	-	-	-
Acquisition costs	525,000	-	525,000

Balance - December 31, 2005	525,000	-	525,000
Expenditures	-	76,601	76,601

Balance - December 31, 2006	525,000	76,601	601,601

Lac de Gras Claims (Falcon Bay) (g)
Balance - December 31, 2004	-	-	-
Acquisition costs	270,000	-	270,000
Expenditures	-	-	-

Balance - December 31, 2005	270,000	-	270,000
Expenditures	-	-	-

Balance - December 31, 2006	270,000	-	270,000

Group of Four Claims (h)
Balance - December 31, 2005	-	-	-
Acquisition costs	137,500	-	137,500
Expenditures	-	-	-

Balance - December 31, 2006	137,500	-	137,500

Total mineral properties - December 31, 2005	3,171,542	641,461	3,813,003

Total mineral properties - December 31, 2006	3,335,782	987,612	4,323,394

The McAllister property as previously discussed was significantly reduced in January 2006, the company reduced its number of mineral tenures within the McAllister Group to 1,959 hectares from the 31,000 hectares initially held.  This reduction resulted in a write-down of $38,159 to the value of this property.

Cash resources at 2006 year-end decreased to $64,871 compared to $603,639 for the year-ended 2005.  A private placement was completed in April 2007 of $500,000.

The current liabilities (accounts payable and accrued liabilities) at December 31, 2006 increased to $551,299 compared to $468,278 at December 31, 2005. Related parties (directors and a law firm to which an officer of the Company is a partner in) increased to $328,620 (2005 - $293,110).

Accounts payable at year end was $30,839 and accrued liabilities were $191,843 consists principally of accounting/audit fees of $19,000, $50,656 accrued for non-renounced expenditures of the 2005 flow through placement during 2006, a charge for BC Capital Tax of $75,300, annual property taxes of $7,722 on the surface rights owned at the Kenville and a $39,165 charge in respect to stumpage fees owed to the BC Ministry of Provincial Revenue by a mill during the logging at the Kenville property in 2004. The mill deducted the stumpage fee but to-date has not submitted the balance owed to the ministry.

At the year ended December 31, 2006 the Company had a deficit of $455,069 compared to working capital of 153,366 for the year end 2005. The company will require additional financing to further the exploration of its mineral properties.

Management plans to continue to raise equity funding and work with joint venture partners to further advance its projects. While the company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

Selected Annual Information

The following table summarizes selected financial data for Anglo Swiss for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	2006	2005	2004
General & administrative expenses	310,205	267,293	279,816
Write off of exploration costs on outside properties and properties abandoned	NIL	38,159	NIL
Stock Based Compensation Expensed for Non-Employees	481,234	177,026	147,307
Net Loss from continuing operations: - In total - Basic and diluted loss per share	($791,439) (0.01)	($482,478) (0.01	($427,123) (0.01)
Total Assets	5,436,393	5,453,577	$3,959,764
Total long term liabilities	NIL	NIL	NIL
Cash dividends declared	NIL	NIL	NIL

The Company’s loss over the past three years results from general and administration expenses, stock based compensation expensed and write offs of the deferred exploration costs attributed to the McAllister Group of claims as previously discussed.  On January 1, 2004, the company adopted the fair value-based method of accounting for stock options granted to employees, directors and non-employees.

Anglo Swiss’s general and administrative expenses have been fairly consistent over the three years, incurring $310,205 in 2006 and  $267,293 in 2005 and $279,816 in 2004; showing an approximate increase of 10% in 2006 which is related to the increase due to the acquisitions in the NWT. The Company was able to take advantage of the increased interest in the mining sector in recent years; raising funds through private placements and becoming more active in property acquisitions, and the related expenses in filing fees and increasing the investor relations budget over the last two years.

Shareholder’s information expense in 2006 was $48,506 compared to $40,113 for the year end 2005.  The Company was more active starting in 2005 in all investor relations departments, taking advantage of the new interest in the market place for mining and junior mining companies after many years of disinterest.  The Company among other things redesigned its website, built power point presentations and advertised in industry print media of the opportunities these properties offer.

Travel and promotion activities were $9,072 and  $10,945 in 2006 and 2005 respectively. The Company did not attend any mining conferences during the past two years but is considering the benefits for the current year as results from exploration programs are received.  Filing fees related to financings, option grants and property acquisitions were also higher for the years 2006 and 2005 -$27,224 and $28,57 than previous years a result of the increased activity of the Company  within the mining sector.

Professional fees for the year ended 2006 were $38,121 compared to the 2005 fiscal year of $71,621, the 2005 year was increased largely due to legal fees (50% of which has been capitalized to the Kenville and Blu Starr properties) being accrued.

Anglo Swiss’ total assets consist of cash and short-term deposits plus its resource property costs.  Cash resources at year end 2006 were $64,871 compared to $603,639 at year end in 2005. A private placement was completed in April 2007 of $500,000.

The Company’s resource properties plus the plant and equipment at the Kenville Mine property, are carried at $5,321,363 compared to $4,813,133 at year-end 2005.  The increase is a result of the acquisitions of the diamond properties in the NWT, Canada.

The current liabilities outstanding at December 31, 2005 increased to $551,299 compared to $468,278 at December 31, 2005. At year end 2006 the Company had a deficit of $455,069 compared to working capital of $153,366 for the 2005 year end. Amounts due to related parties increased from $293,110 to $328,620 at December 31, 2005 and 2006 respectively, as previously discussed.

Results of operations 2006

The year ended 2006 was another positive year for the Company completing the last acquisition in January of four separate and distinct diamond properties strategically located in the diamond producing area of Canada’s Northwest Territories; the completion of exploration under the Option Joint Venture Agreement (OJVA) on the Kenville Mine property in August of 2006 (currently under litigation with respect to the expenditures incurred) and ending the year with a private placement.

The Company completed a $85,000 flow through private placement on December 29, 2006 with a share purchase warrant, entitling the holder to purchase an additional common share for $0.15 for a one-year period expiring on December 29, 2007.

During 2006, 1,000,000 common shares were issued for a total of $125,000 to purchase mineral claims for diamond exploration in the Northwest Territories.

The Company is in the business of the acquisition, exploration, exploration management and purchase of mineral properties, with the primary aim of developing them to a stage where the Company can exploit them profitably. The Company also has advanced its properties through joint venture partnerships, whereby proven companies manage the property with expertise in developing, designing and operating the extraction of mineral resources.  At that stage, the Company’s operations would, to some degree, be dependent on the prevailing market prices for any of the minerals produced by such operations.

Summary of Quarterly Results

The following table sets out selected quarterly financial information of Anglo Swiss. Anglo Swiss’ interim financial statements are prepared by management, in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Revenues	Net Loss	Basic and Diluted Loss per Share
4th Quarter 2006	NIL	($225,487)	(0.0025)
3rd Quarter 2006	NIL	($197,509)	(0.0025)
2nd Quarter 2006	NIL	($183,836)	(0.0025)
1st Quarter 2006	NIL	($184,612)	(0.0025)
4th. Quarter 2005	NIL	($201,690)	(0.00)
3rd. Quarter 2005	NIL	($103,409)	(0.00)
2nd. Quarter 2005	NIL	($116,989)	(0.00)
1st. Quarter 2005	NIL	($60,390)	(0.00)

Fourth Quarter

During the 4th. quarter of 2006, Anglo Swiss sustained a loss of $225,487 which is higher than the  previous quarters; the main factor of this increase is a one time accrual of $50,656 for non-renounced expenditures of the 2005 flow through placement during 2006, and increases in administrative, shareholder’s information and filing fees for the private placement completed in the quarter.

The Company carries out exploration activities in Canada.  The properties in south-eastern British Columbia tend to be seasonal in nature; programs start in April and are completed by December. The recent acquisitions in the NWT are in the early stages of exploration which will require ground exploration to trend from late spring to fall.  Upon identifying proposed drill targets, and their respective locations (land or water) the winter months would then be necessary for exploration as transportation and drill sites would require support from the ice that is formed.

Liquidity

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.  Before, during and after the fiscal year ended December 31, 2006, the Company was engaged in continued exploration of its diamond, gold and precious/semi-precious gemstone properties, located in the Northwest Territories and south-eastern British Columbia.  As a result, the Company’s future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing partners, all of which are beyond the control of the Company.

The Company’s mineral exploration activities have been funded through the sales of common shares, and while the Company has also been successful in attracting partners to continue development and exploration of its properties, there is no assurance that these trends will continue indefinitely.  The ongoing general and administrative obligations are dependent on financings as well and the Company expects to continue to utilize this source of funding until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain the required financing in the future on acceptable terms, or at all.

At December 31, 2006 the Company had working capital deficiency of $455,069.  The Company will require additional financing to cover administrative expenditures and to further exploration of its mineral properties and to meet its ongoing obligations as they incur. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year. The Company did complete a non-brokered private placement of $500,000 in April of 2007.

Capital Resources

At December 31, 2006 Anglo Swiss had paid up capital of $13,314,402, representing 69,252,688 common shares without par value, and a deficit of $9,649,616 resulting in a shareholder’s equity (or net assets) of $4,885,094 (2005 - $4,985,299).  Anglo Swiss had a working capital deficiency of $455,069 at December 31, 2006 and working capital of $153,366 at December 31, 2005.

On December 29, 2006, the company closed a private placement for 850,000 units at $0.10/unit for gross proceeds of $85,000. Each unit comprises one common share and one share purchase warrant, entitling the holder to purchase an additional common share for $0.15 for a one-year period expiring on December 29, 2007.

The Option Joint Venture Agreement on the Kenville property has expired. Anglo Swiss Resources Inc. has filed a statement of defense in response to a lawsuit commenced in the Supreme Court of British Columbia file no. S068401 dated December 28, 2006 by Tracer Enterprises Ltd., Babylon Enterprises Ltd., Foaming Holdings Ltd. and Glacial Holdings Inc., collectively the “Optionees” with respect to the Option Joint Venture Agreement (“OJVA) on the Kenville Mine property.

The Company has commenced an independent audit of the joint venture expenditures in accordance with the option agreement and has been unable to ascertain that the $700,000 in expenditures has been made. Anglo Swiss has retained Farris, Vaughan, Wills & Murphy LLP as counsel in this matter.

The New Shoshoni Option Joint Venture requires the following payments and exploration expenditures at the Company’s option:

i)

$30,000 on or before May 25, 2006; PAID

ii)

$35,000 on or before May 25, 2007;

iii)

$40,000 on or before May 25, 2008

a)

incur the following minimum annual expenditures on the Property:

b)

$200,000 on or before twelve months from the date of Exchange approval of  this Agreement; PAID

c)

an additional $400,000 on or before 24 months from the date of Exchange approval of this Agreement;

d)

an additional $800,000 on or before 36 months from the date of Exchange approval of this Agreement;

e)

an additional $1,600,000 on or before 48 months from the date of Exchange approval of this Agreement;

In October of 2006 the Company entered a two year lease for its head office in Vancouver. The payment requirements are as follows:

2006 - $3,300
2007 - $13,200
2008 - $9,900

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term debt obligations. The majority of the Company’s expenditures on its properties are of a discretionary nature.

Additional Disclosure for Ventures without Significant Revenue

Additional disclosure concerning Anglo Swiss’ general and administrative expenses and resource property costs is provided in the Company’s Statement of Loss and deficit and the Mineral Property Costs (Note 6) contained in its Financial Statements for December 31, 2005 and 2004 that is available on the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov.

Outstanding Share Data

Anglo Swiss’ authorized capital is 500,000,000 common shares without par value.  As at April 20, 2007 there are 69,252,688 common shares issued and outstanding.  As at December 31, 2006 the following options and share purchase warrants are outstanding:

During the years ended December 31, 2006 and 2005, the change in stock options outstanding is as follows:

		2006		2005

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Beginning of year	10,475,000	0.11	7,000,000	0.13
Granted	1,025,000	0.11	6,750,000	0.11
Exercised	-	-	(1,600,000)	0.10
Cancelled	(1,500,000)	0.11	-	-
Expired	-	-	(1,675,000)	0.21

End of year	10,000,000	0.11	10,475,000	0.11

End of year	6,566,250	0.11	3,475,000	0.10

At December 31, 2006, the following stock options are outstanding and exercisable:

Exercise price $	Options outstanding	Options exercisable	Expiry date	Remaining contractual life, outstanding options (years)	Remaining contractual life, exercisable options (years)

$0.10	200,000	200,000	January 23, 2007	.07	.07
$0.10	125,000	125,000	February 17, 2008	1.13	1.13
$0.10	1,900,000	1,900,000	February 12, 2009	2.12	2.12
$0.10	500,000	500,000	September 28, 2009	2.74	2.74
$0.11	6,750,000	3,656,250	November 17, 2010	3.88	3.88
$0.10	525,000	175,000	July 26, 2011	4.58	4.58

	10,000,000	6,556,250

During the year ended December 31, 2006, the company granted 1,025,000 stock options to employees, directors and non-employees of which 500,000 were subsequently cancelled prior to the year end.  The related compensation cost of $46,326 has been recorded in the statement of loss and deficit. $434,908 of the $481,234 recorded for stock compensation in the statement of loss and deficit relates to options granted before 2006 which vested during 2006.  The estimated fair value of options granted that will vest subsequent to December 31, 2006 is $158,164.

Warrants

During the years ended December 31, 2006 and 2005, the change in warrants outstanding was as follows:

	2006		2005

	Number of warrants	Exercise price $	Number of warrants	Exercise price $

Beginning of year	1,224,500	0.22	5,180,000	0.15
Granted	850,000	0.15	1,224,500	0.22
Expired	-	-	(5,180,000)	0.15

End of year	2,074,500	0.19	1,224,500	0.22

During the year ended December 31, 2006, the company issued 850,000 units in connection with a flow through private placement. Each unit consists of one flow through common share of the company and one flow through share purchase warrant. Each warrant entitles the holder to purchase one additional flow through share at a price of $0.15 until December 29, 2007.  The warrants are estimated to have a fair value of $8,327 based upon the Black-Scholes model assuming an average risk-free rate of 4.00%, expected life of 1 years and expected volatility of 108%.

During the year ended December 31, 2005, the company issued 1,224,500 warrants in connection with a flow-through private placement. Each unit consists of one non flow-through common share of the company, five flow-through commons shares and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.22 until December 29, 2007.  The warrants are estimated to have a fair value of $47,979 based upon the Black-Scholes model assuming an average risk-free rate of 2.95%, expected life of 2 years and expected volatility of 108%.

Contractual Obligations

There are no long or short term contractual obligations other than those mentioned as of the date of this report.

Transaction with Related Parties

Anglo Swiss has accounts payable and accrued liabilities of $188,442 at December 31, 2006 (2005 - $153,156) due to directors and organizations controlled by directors.  The Company incurred consulting fees of $60,000 in the year ended December 31, 2006 (2005 - $60,000) for management services provided by directors and officers or organizations controlled by such parties.

Included in accounts payable and accrued liabilities is $140,178 (2005 – $139,954) to a law firm in which an officer is a partner of the firm during the year.

Risk Factors

 Exploration and Development

The company is in the process of exploring its diamond, gold and gemstone properties in Canada, and will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, maintaining title to the properties, the ability of the company to obtain the necessary financing to complete the exploration and ultimate development, and upon future profitable production or proceeds from the disposition of the properties.

Price Volatility – Precious and Base Metals & Gemstones/ Diamonds

The market price for gold, silver, copper, molybdenum and to a lesser extent diamonds and precious gems is volatile and cannot be controlled. There can be no assurances that if one of the Companies properties is developed to a commercial level with proven and probable reserves, a profitable market may or continue to exist for a production decision to be made or for the sale of the commodity produced.  As the Company is currently in the exploration stage of all its properties, no sensitivity analysis for price changes has been provided.

National Instrument 58-101 Disclosure of Corporate Governance Practices

1. Board of Directors

The Board of Directors (the "Board") has the responsibility for the overall stewardship of the conduct of the business of the Corporation and to oversee and provide direction to management of the Corporation. Management is responsible for the day-to-day conduct of the business of the Corporation. The Board's fundamental objectives are to enhance and preserve long-term shareholder value and to ensure that the Corporation satisfies its obligations on an ongoing basis. In overseeing the conduct of the business, the Board, through the President, shall set the standards of conduct for the Corporation.

The Board is comprised of five directors, Len Danard, Leroy Wolbaum, Chris Robbins, Glen Macdonald and Greg Pendura. Three of the members of the Board, Leroy Wolbaum, Glen Macdonald and Greg Pendura are independent directors. Len Danard, President and CEO and Chris Robbins, Vice President are not independent members of the Board as they are considered to have a material relationship with the Corporation by virtue of their positions as officers of the Corporation.

There are no restrictions on members of the Board acting as officers or directors of other public or private companies. At the time of this report, Leroy Wolbaum and Glen Macdonald are serving as directors or officers of other reporting issuers.

2. Legal Requirements

The Board has the responsibility to ensure that legal obligations of the Corporation have been met and that the documents and records of the Corporation have been properly prepared, approved and maintained. The Board also has the legal responsibilities to:

a. manage the business and affairs of the Corporation;

b. act honesty and in good faith with a view to the best interests of the Corporation;

c. exercise the care, diligence and skill that a reasonable and prudent person would exercise in comparable circumstances; and

d. act in accordance with the provisions specified under the Business Corporations Act (British Columbia) and the regulations thereto, applicable securities legislations, other applicable legislation, regulations, and the terms of the Corporation's By-Laws.

The Board also has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:

a. any submission to the shareholders of a question or matter requiring the approval of the shareholders;

b. the filling of a vacancy on the Board or in the office of auditor;

c. the issuance of securities;

d. the declaration of dividends;

e. the purchase, redemption or any other form of acquisition of outstanding shares of the Corporation;

f. the payment of a commission to any person in consideration for purchasing or agreeing to purchase shares of the Corporation directly from the Corporation, or from any other person, or procuring or agreeing to procure purchasers for any such shares;

g. the approval of management proxy circulars;

h. the approval of any take-over bid circular or director's circular;

i. the approval of financial statements of the Corporation;

j. the adoption, amendment or repeal of the Articles or By-Laws of the Corporation;

k. the approval of all press releases prior to dissemination to the public; and

l. the approval of all presentation or marketing materials.

3. Orientation and Continuing Education

The Corporation does not provide a formal orientation or education program for new directors. However, directors are provided with access to documents from external regulatory authorities relating to the responsibilities of directors.

4. Ethical Business Conduct

The Board is of the view that the fiduciary duties and restrictions placed upon individual directors by applicable laws as they relate to participation on Board decisions in which an individual director has an interest are sufficient to ensure that the Board operates independently of management and at all times acts in the best interests of the Corporation.

5. Nomination of Directors

The Board considers its size each year, taking into account the number of directors required to carry out the Board's duties effectively and to maintain a diversity of perspectives and experience. The Board does not have a nominating committee and these functions are currently performed collectively by the Board.

6. Committees and Compensation

The Board does not have a compensation committee at this time and no compensation is paid to any directors of the Corporation in that role. The Audit Committee is comprised of Leroy Wolbaum (Chairman), Len Danard and Glen Macdonald.

7. Assessments

The contribution and effectiveness of the Board are evaluated on an informal basis through discussions amongst Board members.

Disclosure Controls and Procedures

As of December 31, 2006, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

Subsequent Events to December 31, 2006

The Company granted 1,200,000 options to two directors of the Company at an exercise price of $0.10 per share for a five year period in January of 2007.  The option grant will vest as per the Company’s 2005 Stock Option Plan and is subject to regulatory approvals.

The Company appointed Mr Greg Pendura, M.Ed., to the company’s Board of Directors, effective March 12, 2007. Mr. Pendura has more than 35 years of experience in founding, financing and advising emerging private and public companies. Mr. Pendura has spent the last 12 years in the public sector with Resin Systems Inc.  An original founder of the company he recently retired as President, CEO and Chairman of the Board.

The Company has closed a non-brokered private placement on April 23, 2007 for $500,000 by the issuance of 5.0 million units at a price of 10 cents per unit. Each unit consists of one common share and one-half warrant, with each whole warrant entitling the holder to purchase an additional common share at a price of 20 cents for a period of one year from the closing date, subject to regulatory approvals.

Critical Accounting Estimates

A summary of all the Company’s significant accounting policies is included in Note 2 to the annual financial statements for the year ended December 31, 2006.

Management is required to make assumptions and estimates that affect the valuation of its mineral properties.  The carrying value of each property in the exploration or development stage is evaluated as to the project economics, including the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company or others.  The review of the carrying value of each producing property is made by reference to the estimated future operating results and net cash flows.  When the carrying value of a property exceeds its estimated net recoverable amount, provision is made for the decline in value.

Acquisition costs of mineral properties and development expenditures thereon are capitalized.  Costs incurred for general explorations that do not result in the acquisition of mineral properties with ongoing exploration or development potential are charged to operations.  Costs relating to properties abandoned are written off when such decision is made.  When production is attained, the capitalized costs will be amortized using the unit of production method based upon estimated proven and probable recoverable reserves.

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted, as applicable, income tax rates at each balance sheet date.  Future income tax assets also result from unused loss carry forwards and other deductions.

The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The Company follows the provisions of CIC Handbook Section 3870, which requires the fair value based method to be used for all stock-based awards. As a result, the Company is required to expense stock option benefits issued to employees and directors based on their vesting provisions.  Accordingly, the fair value of the options at the date of the grant is determined using the Black-Scholes option pricing model and stock-based compensation is accrued and charged to operations, with an offsetting credit to options, on a straight-line basis over the vesting periods. The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations upon re-measurement.  Option pricing models require the input of highly subjective assumptions regarding the expected volatility.  Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options at the date of the grant or thereafter.

Changes in Accounting Policies

During the year ended December 31, 2005, the Company adopted the new accounting guidelines to the XFI Accounting Guidelines, AcG-15 Consolidation of Variable Interest Entities (VIE).

The board of directors has received and reviewed the purpose and scope of the guideline and advises that the adoption of the new accounting guidelines relating to VIEs do not have a material effect on the Company at the time of this report.

Additional Information

Additional information is available at the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov. The Company files a Form 20F in the United States and also files the Form 20F as its alternative form of Annual Information Form (AIF) in Canada.

Copies available upon written request.

BY ORDER OF THE BOARD OF DIRECTORS OF

ANGLO SWISS RESOURCES INC.

“LEN DANARD”

President & CEO